355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
FIRM / AFFILIATE OFFICES
Abu Dhabi        Milan
Barcelona        Moscow
Beijing        Munich
Boston        New Jersey
Brussels        New York
Chicago        Orange County
Doha        Paris
Dubai        Riyadh
Düsseldorf        Rome
Frankfurt        San Diego
Hamburg        San Francisco
Hong Kong        Shanghai
Houston        Silicon Valley
London        Singapore
Los Angeles    Tokyo
Madrid        Washington, D.C.

August 21, 2014

VIA EDGAR CORRESPONDENCE
Jennifer Monick
Senior Staff Accountant, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 1-34789

Dear Ms. Monick:
On behalf of our client, Hudson Pacific Properties, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated August 7, 2014 to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed March 3, 2014.
For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.
Form 10-K for the year ended December 31, 2013
General

1.	Please tell us whether you consider FFO, as defined by NAREIT, to be a key performance indicator. We may have further comment.
Response:
The Company advises the Staff that it considers FFO, as calculated in accordance with NAREIT’s definition, to be a meaningful metric for a REIT to assess its operational performance, but one that must be read in conjunction with other metrics and not in isolation. The Company uses FFO as a supplemental performance measure because, in excluding real estate depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of the Company’s properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of its properties, all of which have real economic effect and could materially impact the Company’s results from operations, the utility of FFO as a measure of the Company’s performance is limited. Accordingly, the Company considers FFO only as a supplement to net income as a measure of the Company’s performance.
Lease Expirations of Office Portfolio, page 28

2.	In future Exchange Act periodic reports, please revise to include the number of tenants whose leases will expire.
Response:
In response to the Staff’s comment, the Company advises the Staff that, in future Exchange Act reports, the Company will revise its lease expiration disclosure to include the number of tenant leases that will expire.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 34

3.
In future Exchange Act periodic reports, please disclose the high and low sales prices for the equity for each full quarterly period within the two most recent fiscal years. Please refer to Item 201(a)(1)(ii) of Regulation S-K.

Response:
With reference to Item 201(a)(1)(ii) of Regulation S-K, and in response to the Staff’s comment, the Company advises the Staff that, in future Exchange Act reports, the Company will disclose the high and low sales prices of its common stock as reported by the New York Stock Exchange for each full quarterly period within the two most recent fiscal years.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations, page 44

4.
We note your disclosure starting on page 38 that you had material acquisitions and dispositions in the reporting period. In future Exchange Act periodic reports, please disclose period to period changes in your same store performance. Within same store, please address the relative impact of occupancy and rent rate changes. Also include how you define your same store pool.

Response:

In response to the Staff’s comment, the Company advises the Staff that, in future Exchange Act reports, the Company will disclose period to period changes in its same store performance, including the relative impact of occupancy and rental rate changes. The Company also confirms that it will include a definition of “same store,” as all of its properties owned and included in its stabilized portfolio as of the first day of its fiscal year, consistent with the definition in its past Exchange Act filings.

5.
In future Exchange Act periodic reports, please discuss your leasing results, including disclosure regarding tenant improvement costs and leasing commissions for both new and renewed leases on a per square foot basis. For your leasing results, please include a roll forward of beginning of year vacant space to end of year vacant space, with data on new space that became vacant during the period, and all the space filled during the period for new leases and renewed leases.

Response:
In response to the Staff’s comment, the Company advises the Staff that, in future Exchange Act reports, the Company will discuss its leasing results, including disclosure regarding tenant improvement costs and leasing commissions for both its new and renewed leases on a per square foot basis. For its leasing results, the Company confirms that it will include a roll forward of beginning of year vacant space to end of year vacant space, with data on new space that became vacant during the period, and all the space filled during the period for new leases and renewed leases.
Financial Statements for the year ended December 31, 2013
Notes to Consolidated Financial Statements, page F-11
8. Future Minimum Base Rents and Future Minimum Lease Payments, page F-24

6.	In future periodic filings, please disclose the amount included in the Future Minimum Base Rent table that is subject to cancellation options.
Response:
In response to the Staff’s comment, the Company confirms to the Staff that, in future Exchange Act reports, the Company will disclose the amount included in its Future Minimum Base Rent table that is subject to cancellation options.
Schedule III, page F-36

7.
Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the life on which depreciation in latest income statement is computed, reconciliations of real estate assets and accumulated depreciation for the balances at the beginning of the period to the balances at the end of the period, and the aggregate cost of your real estate assets for Federal income tax purposes.

Response:
The Company respectfully notes that it discloses the estimated useful lives used in computing depreciation pursuant to the straight-line method, and includes the rollforward of its real estate assets and accumulated depreciation in its audited disclosures. However, with reference to Rule 12-28 of Regulation S-X, and in response to the Staff’s comment, the Company advises the Staff that, in future Exchange Act reports, the Company will amend its table in Schedule III to disclose the life on which depreciation in its latest income statement is computed, reconciliations of real estate assets and accumulated depreciation for the balances at the beginning of the period to the balances at the end of the period, and the aggregate cost of our real estate assets for Federal income tax purposes.

* * * * *
We are enclosing a letter from Mark T. Lammas, Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.
If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (213) 891-8371.

Sincerely,

/s/ Julian Kleindorfer
Julian Kleindorfer, Esq.
of Latham & Watkins LLP

cc: Mark T. Lammas, Chief Financial Officer

August 21, 2014

VIA EDGAR CORRESPONDENCE
Jennifer Monick
Senior Staff Accountant, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 1-34789

Dear Ms. Monick:
In response to your letter dated August 7, 2014, Hudson Pacific Properties, Inc. (the “Company”) is today submitting to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a letter from our counsel, Julian Kleindorfer of Latham & Watkins LLP.
Pursuant to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUDSON PACIFIC PROPERTIES, INC.

/s/ Mark T. Lammas
Name: Mark T. Lammas
Title: Chief Financial Officer